Exhibit 11
Statement re Computation of Per Share Earnings

The composition of basic and diluted earnings per share was as follows for (Dollars in thousands, except per share amounts):

	Three Months Ended March 31,
	2012	2011
Net income available to common stockholders	$7,113	$2,716

Weighted average number of common shares outstanding	41,314,859	39,982,905
Effect of stock options	178,276	148,181
Weighted average diluted number of common shares outstanding	41,493,135	40,131,086

Basic earnings per share	$0.17	$0.07
Diluted earnings per share	$0.17	$0.07